Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2011	2012	2013	2014	2015
Fixed charges:
Interest expense	$90	$86	$82	$108	$1,365
Estimate of interest expense within rental expense	220	104	84	266	339

Total fixed charges	$310	$190	$166	$374	$1,704

Earnings before fixed charges:
Net loss before provision for income taxes	$(2,318)	$(121,287)	$(111,985)	$(135,789)	$(220,030)
Add fixed charges	310	190	166	374	1,704

Total earnings (loss) before fixed charges	$(2,008)	$(121,097)	$(111,819)	$(135,415)	$(218,326)

Deficiency of earnings to cover fixed charges:	$(2,318)	$(121,287)	$(111,985)	$(135,789)	$(220,030)